07024541

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED JUN 08 2007 WASH. D.C. 209

Your reference File No. 82-5089
Our reference TS/sj
Date 06/06/2007

SUPPL

PROCESSED JUN 21 2007

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (0)44 625 2839
Dir. fax +41 (0)44 625 2839
Thiemo.Sturny
@zurich.com

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Dear Sir or Madam

Enclosed herewith please find the English version of the Zurich Financial Services Group Report for the Three Months to March 31, 2007:

"Letter to Shareholders".

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

Th. Sturny
Thiemo Sturny

dw 6/20

Enclosure

46674-05

Zurich Financial Services Group

Report for the Three Months to March 31

2007

ZURICH®

Letter to Shareholders

Dear Shareholder

We are delighted to report a record set of results for the first quarter of 2007, based on continued strong operating performances and selective growth across the Group's business segments. Business operating profit rose by 25 percent to USD 1.7 billion, net income after tax increased to USD 1.4 billion, and our annualized return on equity was 23.5 percent.

General Insurance's disciplined approach to underwriting made a strong showing in the first quarter, with business operating profit up 29 percent and a combined ratio improved by 1.5 percentage points to 93.3 percent. Global Life's multi-niche strategy continued to post strong operating results, increasing its new business value 36 percent in local currency and growing its business operating profit 11 percent. Farmers Management Services' ongoing investments in growth and infrastructure generated a four percent rise in fees and other related revenues.

These excellent results continue Zurich's trend of delivering top-tier financial performance, and reflect our ability to balance operating discipline and growth in our chosen fields. We are confident that this combination will continue to provide opportunities for profitable growth, particularly in the emerging markets, parts of Europe, and select lines in the United States. To capitalize on those opportunities, we continue to focus on customer, product and distribution excellence as our means of applying our fundamental strengths to winning market strategies. For example:

- Through tailored products and superior service, Global Life's emerging markets units grew 32 percent this quarter, accounting for 22 percent of the segment's annual premium equivalent growth.
- To foster profitable growth through top-class service, Farmers introduced ServicePoints providing agents and customers quicker answers to their pressing questions.
- In General Insurance, this year marks the tenth anniversary of HelpPoint in Switzerland, a highly successful customer service that is being rolled out to other parts of the organization.

Underpinning all these initiatives is our operational improvement program, The Zurich Way, which is targeted to deliver a further USD 2 billion in after-tax improvements for the years 2007–2009, or USD 700 million alone in 2007. In addition, we are making steady progress in areas such as capital management, tax efficiency and further streamlining our corporate structure.

Our consistent accomplishments, combined with a clear strategic focus, have also given us the confidence to set a new return on equity target of 16 percent. This revised target reflects a continuation in our journey to become the leading global insurer in our chosen markets, and signals our commitment to achieving sustainable top tier results for all our stakeholders.

Ultimately, our future growth plans depend on the continued dedication and skill of our employees, whom we thank for their hard work and commitment. Our talent management programs support them in working towards our aspiration.

We also thank our customers and shareholders for their continued loyalty and support and hope all share our pride in this first quarter performance.

Manfred Gentz
Chairman of the Board

James J. Schiro
Chief Executive Officer

Group financial highlights

in USD millions, for the three months ended March 31, unless otherwise stated	2007	2006 [1]	Change [2]
Business operating profit	**1,734**	1,392	25%
Net income attributable to shareholders	**1,387**	810	71%
General Insurance gross written premiums and policy fees	**10,216**	9,861	4%
Global Life gross written premiums, policy fees and insurance deposits	**5,239**	5,357	(2%)
Farmers Management Services management fees	**542**	522	4%
General Insurance business operating profit	**1,135**	883	29%
General Insurance combined ratio (in %) [3]	**93.3%**	94.8%	1.5 pts
Global Life business operating profit	**317**	285	11%
Global Life new business value, after tax [4]	**146**	102	43%
Global Life gross new business annual premium equivalent (APE)	**628**	579	8%
Farmers Management Services business operating profit	**330**	319	3%
Farmers Management Services gross operating margin (in %) [5]	**47.9%**	53.3%	(5.4 pts)
Group investments average invested assets [6]	**192,097**	179,169	7%
Group investments result, net	**2,370**	2,214	7%
Group investments return (as % of average invested assets)	**1.2%**	1.2%	–
Shareholders' equity [7]	**26,515**	25,587	4%
Diluted earnings per share (in CHF)	**11.60**	7.11	63%
Return on common shareholders' equity (ROE) [8]	**23.5%**	16.6%	6.9 pts
Business operating profit (after tax) return on common shareholders' equity [8]	**21.4%**	19.8%	1.6 pts

[1] Restated as a result of the adoption of the SoRIE option under IAS 19 Employee Benefits.
[2] Positive / (negative) change.
[3] The General Insurance combined ratio is calculated as the sum of net earned premiums and policy fees less the net underwriting result, divided by net earned premiums and policy fees.
[4] Global Life new business value is the present value of the projected after tax profit from life insurance contracts sold in the year.
[5] Farmers Management Services gross operating margin is calculated as the sum of Farmers management fees less management expenses, divided by Farmers management fees.
[6] Excluding cash collateral received for securities lending.
[7] As of March 31, 2007 and December 31, 2006, respectively.
[8] Returns for the three months ended March are annualized on a compound basis using the results for the three months. ROE (based on net income attributable to common shareholders) and business operating profit (after tax) return on common shareholders' equity for the year ended December 31, 2006 were 20.4% and 19.4%, respectively.

Performance overview

Business operating profit for Zurich Financial Services Group (the Group) increased by 25 percent to USD 1.7 billion demonstrating the strong underlying performance of our operating segments.

- **General Insurance business operating profit** increased by USD 252 million to USD 1.1 billion, largely due to a 1.5 percentage point improvement in the combined ratio, reflecting our disciplined underwriting and claims management and demonstrating our ability to absorb catastrophes such as winter storm Kyrill.
- **Global Life business operating profit** increased by USD 32 million or 11 percent to USD 317 million, primarily due to increases in the UK and Germany. **New business value, after tax,** increased by 43 percent in US dollar terms, and by 36 percent on a local currency basis, reflecting benefits from changes to the operating model, as well as growth in emerging markets.

- **Farmers Management Services business operating profit** increased by USD 11 million as a result of increased management fees, more than offsetting expenses related to growth initiatives.
- **Other Businesses business operating profit** increased by USD 35 million with positive results contributed from **Farmers Re, Centre** and **Centrally Managed Businesses**.
- **Corporate Functions business operating loss** decreased by USD 12 million primarily due to a decrease in headquarter expenses, which more than offset an increase in funding expenses.

Net income attributable to shareholders increased by USD 577 million, or 71 percent, to USD 1.4 billion for the three months ended March 31, 2007, with prior year comparatives affected by regulatory settlements in the amount of USD 262 million, net of tax.

- The shareholders' **effective tax rate** was 26.7 percent compared with 26.9 percent for the year ended December 31, 2006. The Group's overall effective income tax rate of 29.7 percent, which includes the impact of tax expense attributable to policyholders in certain jurisdictions, decreased by 1.6 percentage points from 31.3 percent for the year ended December 31, 2006, primarily due to lower levels of policyholder net capital gains on investments.

Business volumes of our operating segments developed as follows:

- **General Insurance** gross written premiums and policy fees increased by 4 percent in US dollar terms, and decreased by 1 percent on a local currency basis, reflecting the underwriting strength and discipline of all our divisions in the competitive market environment.
- **Global Life** insurance deposits increased in US dollar terms and on a local currency basis, while gross written premiums and policy fees decreased in US dollar terms and on a local currency basis, reflecting the strategic shift in business mix from traditional to unit-linked products. New business annual premium equivalent (APE) increased by 8 percent in US dollar terms, and by 2 percent on a local currency basis.
- **Farmers Management Services** management fees and other related revenues increased by 4 percent, reflecting the underlying increase in the gross written premiums of 5 percent in the Farmers Exchanges, which we manage but do not own.

Diluted earnings per share increased by CHF 4.49, or 63 percent, to CHF 11.60 for the three months ended March 31, 2007, compared with CHF 7.11 for the same period in 2006.

Our **business operating profit (after tax) return on common shareholders' equity** increased by 1.6 percentage points to 21.4 percent. **Return on common shareholders' equity** increased by 6.9 percentage points to 23.5 percent, compared with the same period in 2006, which included the impact of regulatory settlements.

General Insurance

in USD millions, for the three months ended March 31	**2007**	2006	Change
Gross written premiums and policy fees	10,216	9,861	4%
Net earned premiums and policy fees	7,152	6,816	5%
Insurance benefits and losses, net of reinsurance	(4,966)	(4,900)	(1%)
Net underwriting result [1]	475	355	34%
Net investment income	854	746	14%
Business operating profit [1]	**1,135**	**883**	29%
Loss ratio	69.4%	71.9%	2.5 pts
Expense ratio [1]	23.9%	22.9%	(1.0 pts)
Combined ratio [1]	**93.3%**	**94.8%**	**1.5 pts**

[1] Amounts for 2006 have been restated as a result of the adoption of the SoRIE option under IAS 19 Employee Benefits.

Highlights by division

in USD millions, for the three months ended March 31	Business operating profit[1]		Combined ratio	
	2007	2006	**2007**	2006
Global Corporate	209	202	92.8%	92.6%
North America Commercial	386	303	91.9%	95.1%
Europe General Insurance	479	365	93.5%	93.3%
International Businesses	25	18	100.6%	102.6%
Group Reinsurance	36	(5)	nm	nm
Total	1,135	883	93.3%	94.8%

[1] Amounts for 2006 have been restated as a result of the adoption of the SoRIE option under IAS 19 Employee Benefits.

Business operating profit increased by USD 252 million, or 29 percent, to USD 1.1 billion for the three months ended March 31, 2007, with increases across all divisions. An improvement in net underwriting result, most significantly in North America Commercial, drove part of the increase. Additionally, net investment income increased by USD 108 million as a result of rising interest rates in Europe and the US, as well as a higher invested asset base.

Gross written premiums and policy fees increased by USD 355 million, or 4 percent, to USD 10.2 billion, while on a local currency basis decreasing by 1 percent. The market environment continued to be highly competitive, with pressure on rates occurring in North America and Europe. Global Corporate experienced higher retention levels while rate decreases adversely impacted premium volumes. In North America Commercial our market segmentation approach enabled us to effectively manage our underwriting margin while new business volumes declined. Europe General Insurance experienced an increase of USD 318 million in US dollar terms, while remaining relatively flat on a local currency basis; pressures remained on new business rates, especially in motor, while retention and rates on renewals are stable. International Businesses increased by USD 61 million, experiencing rate increases and improved business volumes and retentions, most significantly in Latin America.

The **net underwriting result** increased by USD 120 million, or 34 percent, to USD 475 million, mainly driven by the 2.5 percentage point improvement in the loss ratio. This was achieved after absorbing the impact of losses from winter storm Kyrill (Global Corporate USD 16 million and Europe General Insurance USD 136 million), demonstrating the strength and discipline of our underwriting. Global Corporate benefited from favorable current year loss experience other than winter storm Kyrill. North America Commercial contributed USD 73 million to the increase as current year loss experience and prior year loss development improved. Europe General Insurance increased by USD 13 million as a result of improvements in both current year loss experience, particularly in the Italian motor book, and prior year loss development, primarily in the UK; these improvements more than offset the costs of winter storm Kyrill. The USD 11 million improvement in International Businesses was primarily attributable to a reduction in the frequency and severity of large losses and improvements in the motor books in Latin America. The continued absence of large losses led to the USD 39 million improvement in Group Reinsurance. The expense ratio increased by 1.0 percentage point to 23.9 percent, primarily due to business mix driven increases of our underwriting and policy acquisition costs.

Global Life

in USD millions, for the three months ended March 31	**2007**	2006	Change
Insurance deposits [1]	2,656	2,295	16%
Gross written premiums and policy fees	2,583	3,062	(16%)
Net investment income	1,691	1,544	10%
Insurance benefits and losses, net of reinsurance	(2,095)	(2,550)	18%
Underwriting and policy acquisition costs, net of reinsurance	(410)	(290)	(41%)
Administrative and other operating expenses [2]	(406)	(376)	(8%)
Business operating profit [2]	**317**	**285**	**11%**
Embedded value – highlights			
New business annual premium equivalent (APE) [3]	**628**	**579**	**8%**
Present value of new business premiums (PVNBP)	5,078	4,678	9%
New business margin, after tax (as % of APE)	**23.2%**	**17.7%**	**5.5 pts**
New business margin, after tax (as % of PVNBP)	2.9%	2.2%	0.7 pts
New business value, after tax	**146**	**102**	**43%**

[1] Insurance deposits in International Businesses for 2006 have been presented to exclude deposits received as funds under management.
[2] Amounts for 2006 have been restated as a result of the adoption of the SoRIE option under IAS 19 Employee Benefits.
[3] APE is taken as annual premiums plus 10% of single premiums.

Highlights by region

in USD millions, for the three months ended March 31	**Business operating profit[1]**		**New business value, after tax**	
	2007	2006	**2007**	2006
United States	50	53	28	14
United Kingdom	89	71	20	16
Germany	54	37	28	21
Switzerland	49	53	11	2
Rest of Europe	50	47	46	40
of which: Ireland	*15*	*14*	*16*	*13*
of which: Isle of Man	*10*	*7*	*19*	*13*
International Businesses	25	24	13	9
Total	317	285	146	102

[1] Amounts for 2006 have been restated as a result of the adoption of the SoRIE option under IAS 19 Employee Benefits.

We measure the embedded value of our life insurance business in addition to the measurements in accordance with IFRS. Embedded value information takes into account the value of new business measured from the point of sale of the contract, a value which is not fully recognized under IFRS. Our methodology, developed in accordance with the European Embedded Value Principles, uses a "bottom-up" market consistent approach allowing explicitly for market risk. In particular, asset and liability cash flows are valued using risk discount rates consistent with those applied to similar cash flows in the capital markets, and options and guarantees are valued using market consistent models calibrated to observable market prices.

Business operating profit increased by 32 million, or 11 percent (5 percent on a local currency basis), to USD 317 million for the three months ended March 31, 2007. In the UK, the USD 18 million increase was primarily attributable to higher fees received from investment policies as the customer asset base grew. Germany increased by USD 17 million as we continued to realize benefits from the optimization of the business model, in addition to an increase in net investment income. In other regions, business operating profit was relatively flat, except for Switzerland, where the continued transfer of group life contracts to independent foundations resulted in a decrease of USD 4 million.

New business annual premium equivalent (APE) increased by 8 percent in US dollar terms, or 2 percent on a local currency basis. The increase primarily arose in Ireland, where savings and pension business increased, in Hong Kong, due to our focus on unit-linked sales, and in the Isle of Man, as a result of increased sales in Asia and the Middle East. As a result of the continuous optimization of our operating model, as well as the strategic shift in business mix, **new business margin** after tax (as a percentage of APE) increased by 5.5 percentage points to 23.2 percent, while **new business value** after tax increased by USD 44 million, or 43 percent, to USD 146 million. On a local currency basis the increase was 36 percent, with most regions contributing to the increase. We realized benefits from the restructuring of our reinsurance program in the US and from refinements to the business model in Switzerland. Synergies following the merger of our life entities in Germany and volume growth in the Isle of Man also contributed to the increase.

Farmers Management Services

in USD millions, for the three months ended March 31	**2007**	2006	Change
Management fees and other related revenues	542	522	4%
Management and other related expenses [1]	(282)	(244)	(16%)
Business operating profit [1]	**330**	**319**	**3%**
Gross operating margin [1]	47.9%	53.3%	(5.4 pts)

[1] Amounts for 2006 have been restated as a result of the adoption of the SoRIE option under IAS 19 Employee Benefits.

Business operating profit increased by USD 11 million, or 3 percent, to USD 330 million for the three months ended March 31, 2007. Management fees and other related revenues increased by USD 20 million, or 4 percent, following a 3 percent increase in the gross earned premiums of the Farmers Exchanges, which we manage but do not own. Management and other related expenses increased by USD 38 million, partly arising from the increased volumes generated by the Exchanges, but also from costs associated with investments in growth initiatives, transitioning expenses related to the recently established ServicePoints.

Other Businesses

in USD millions, for the three months ended March 31	**2007**	2006	Change
Business operating profit:			
Farmers Re	44	42	5%
Centre	29	71	(59%)
Centrally Managed Businesses [1]	65	10	nm
Other	5	(15)	nm
Total [1]	143	108	32%

[1] Amounts for 2006 have been restated as a result of the adoption of the SoRIE option under IAS 19 Employee Benefits.

Farmers Re business operating profit slightly increased by USD 2 million in line with the business development of the Farmers Exchanges, which we manage but do not own. **Centre's** business operating profit decreased by USD 42 million due to lower commutation levels compared with the three months ended March 31, 2006. **Centrally Managed Businesses** comprise portfolios which we proactively manage to achieve a profitable run-off with a business operating profit increase of USD 55 million compared with the three months ended March 31, 2006.

Corporate Functions

in USD millions, for the three months ended March 31	2007	2006	Change
Net investment income	167	165	1%
Interest expense on debt	(301)	(273)	(10%)
Business operating loss	**(191)**	**(203)**	**6%**
Headquarter expenses, after allocations to operating businesses and excluding foreign currency impacts	(9)	(49)	82%

Business operating loss decreased by USD 12 million to USD 191 million for the three months ended March 31, 2007. **Headquarter expenses** decreased by USD 40 million, as a result of higher allocations to the operating businesses. Interest expense on debt increased by USD 28 million due to increased in net intercompany funding levels and a higher yield on the floating rate issuance of Enhanced Capital Advantaged Preferred Securities (ECAPS). The impact of foreign currency transactions within Corporate Functions was negligible.

Investment performance

We manage our diversified Group investments portfolio to optimize benefits for both shareholders and policyholders while ensuring compliance with local regulatory and business requirements under the guidance of our Asset/Liability Management and Investment Committee. Investments for unit-linked products are managed in accordance with the investment objectives of each unit-linked fund.

The total investment result comprises both Group investments and investments for unit-linked products. The investment result for unit-linked products is passed to policyholders through a charge to policyholder dividends and participation in profits, and as such, is not included in the result for Group investments.

Performance of Group investments

in USD millions, for the three months ended March 31	2007	2006	Change
Net investment income	2,062	1,914	8%
Net capital gains on investments and impairments	308	300	3%
of which: net capital gains on investments and impairments attributable to shareholders	152	170	(11%)
Net investment result	2,370	2,214	7%
Net investment return on Group investments [1]	**1.2%**	**1.2%**	**-**
Movements in net unrealized gains on investments included in total equity	(543)	(1,695)	(68%)
Total investment result, net of investment expenses [2]	**1,827**	**519**	**252%**
Average investments [3]	192,097	179,169	7%
Total return on Group investments [1]	**1.0%**	**0.3%**	**0.7 pts**

[1] Total return is not annualized.
[2] After deducting investment expenses of USD 65 million and USD 58 million for the three months ended March 31, 2007 and 2006, respectively.
[3] Excluding average cash received as collateral for securities lending of USD 3.9 billion and USD 4.1 billion in the three months ended March 31, 2007 and 2006, respectively.

Net investment income from Group investments increased by USD 148 million, or 8 percent to USD 2.1 billion, primarily attributable to the General Insurance segment due to higher rates on reinvestment and a growing asset base. This increase offset a reduction in the investment income from our Global Life segment, which declined due to the continuing strategic shift of assets to unit-linked products.

Net capital gains on investments and impairments remained relatively flat compared with the three months ended March 31, 2006. We benefited from stable mid-term interest rates in the US during the first quarter of 2007, compared with increasing rates for the same period in the prior year. However, in Europe interest rates continued to rise, resulting in losses on debt securities, primarily in our UK life business, where we also had fewer positive revaluations as equity markets grew at a lower rate during the three months ended March 31, 2007. Sales of equity securities associated with the continued transfer of group life contracts from our Swiss life business to independent foundations generated realized gains.

The net investment return on Group investments was flat year-over-year at 1.2 percent.

Net unrealized gains in total equity decreased by USD 543 million for the three months ended March 31, 2007, compared with USD 1.7 billion for the same period in 2006. As a result of an overall increase in interest rates, the value of our debt securities decreased, while the lower growth rate in equity markets led to fewer positive revaluations of equity securities.

Performance of unit-linked investments

in USD millions, for the three months ended March 31	**2007**	2006	Change
Net investment income	795	537	48%
Net capital gains on investments and impairments	1,403	4,862	(71%)
Net investment result, net of investment expenses [1]	2,198	5,399	(59%)
Average investments	115,447	96,614	19%
Total return on unit-linked investments [2]	**1.9%**	**5.6%**	**(3.7 pts)**

[1] After deducting investment expenses of USD 109 million and USD 150 million for the three months ended March 31, 2007 and 2006, respectively.
[2] Total return is not annualized.

Unit-linked investments are primarily invested in equity securities. During the first three months of 2007, the rate of appreciation in many equity markets was lower compared with that of the three months ended March 31, 2006. This led to a lower increase in the value of equity securities, resulting in a 71 percent decrease in net capital gains on investments and impairments on unit-linked investments.

Performance of total investments

in USD millions, for the three months ended March 31	**2007**	2006	Change
Net investment income	2,857	2,451	17%
Net capital gains on investments and impairments	1,711	5,162	(67%)
of which: net capital gains on investments and impairments attributable to shareholders	152	170	(11%)
Net investment result	4,568	7,613	(40%)
Net investment return [1]	**1.5%**	**2.8%**	**(1.3 pts)**
Movements in net unrealized gains on investments included in total equity	(543)	(1,695)	(68%)
Total investment result, net of investment expenses [2]	**4,025**	**5,918**	**(32%)**
Average investments [3]	307,544	275,783	12%
Total return on investments [1]	**1.3%**	**2.1%**	**(0.8 pts)**

[1] Total return is not annualized.
[2] After deducting investment expenses of USD 174 million and USD 208 million for the three months ended March 31, 2007 and 2006, respectively.
[3] Excluding average cash received as collateral for securities lending of USD 3.9 billion and USD 4.1 billion in the three months ended March 31, 2007 and 2006, respectively.

Performance of our total investments is the sum of the performance of our Group investments and unit-linked investments.

Financial Calendar

Investors' Day – Strategy Update
May 23, 2007

Half Year Results Reporting 2007
August 16, 2007

Results Reporting for the Nine Months to September 30, 2007
November 15, 2007

Contacts

Registered Office
Zurich Financial Services
Mythenquai 2
8022 Zurich, Switzerland

Media Inquiries
Corporate Communications
Media and Public Relations
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 21 00
E-mail: media@zurich.com

Investor Inquiries
Investor Relations
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 99
E-mail: investor.relations@zurich.com

Share Register Services
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 55
E-mail: shareholder.services@zurich.com

Corporate Citizenship/ Responsibility Inquiries
Group Government and Industry Affairs
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 20 07
E-mail: zurich.basics@zurich.com

Securities Custody Service
Zurich Financial Services, Custody Accounts
c/o SAG SIS Aktienregister AG
P.O. Box 4601 Olten, Switzerland
Telephone: +41 (0) 62 311 61 45
Fax: +41 (0) 62 205 39 71
Web site: www.sag.ch

CDI Holder Inquiries
within the Zurich Financial Services corporate nominee service

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA, United Kingdom
Nominee Service helpline: 0870 600 3979
Lloyds TSB share dealing helpline:
0870 850 0852
International: +44 131 527 3903
Hard of hearing (text phone, domestic):
0121 415 7028
Web site: www.shareview.co.uk

American Depositary Receipts
Zurich Financial Services has an American Depositary Receipt program with The Bank of New York (BNY).
For more information call BNY's ADR Services Center in the USA +1-888-BNY-ADRs (1-888-269-2377) or outside the USA on +1-212-815-3700.
ADR holder assistance may also be obtained from BNY at www.adrbny.com.

The information contained within this document is unaudited. The information should be read in conjunction with the Zurich Financial Services Group Annual Report 2006. The complete Report for the Three Months to March 31, 2007 including the Financial Review and Financial Supplement is available on our Web site www.zurich.com

Disclaimer & Cautionary Statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not indicative of the full year results.

Persons requiring advice should consult an independent adviser.

The Letter to Shareholders is published in English, German and French. In the case of inconsistencies in the German and French translations, the English original version shall prevail.

Design by Publicis KommunikationsAgentur GmbH, Erlangen/Munich, Germany

Production by Management Digital Data AG, Schlieren, Switzerland

Printed end of May 2007 by NZZ Fretz AG, Schlieren, Switzerland

The paper used in this report is manufactured from pulp sourced from fully sustainable forests and has been produced without the use of elemental chlorine.

Because change happenz™

Zurich Financial Services Group

Mythenquai 2
8002 Zurich, Switzerland
Phone +41 (0) 44 625 25 25
www.zurich.com

ZURICH®

47623-07

END